Exhibit 99.4

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING
TO BE HELD ON FRIDAY, JUNE 30, 2023

(or any adjournment(s) or postponement(s) thereof)

I/We,(Note 1)_______________________________________________________________________________________________________________ of ___________________________________________________________________________________________________________ being the registered holder(s) of ___________________________________________________________________________ shares(Note 2) of US$0.001 each in the share capital of the above-named Company (the “Company”), HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note 4) or _______________________________________________________________________________________________________________________ of ________________________________________________________________________________________________________________________ as my/our proxy to attend the Annual General Meeting (“AGM”) (and any adjourned meeting) of the Company to be held at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, China on Friday, June 30 2023 at 9:00 a.m., Hong Kong time for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting and at such meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below.

ORDINARY RESOLUTIONS		FOR(Notes 5 & 6)	AGAINST(Notes 5 & 6)	ABSTAIN(Notes 5 & 6)
1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2022 and the reports of the directors of the Company (the “Director(s)”) and independent auditor thereon.
2.	To re-elect Mr. He Haijian as an executive Director.
3.	To re-elect Dr. Qiu Ruiheng as a non-executive Director.
4.	To re-elect Ms. Qu Jingyuan as an independent non-executive Director.
5.	To authorize the board of directors of the Company (the “Board”) to fix the remuneration of the Directors.
6.	To re-appoint Ernst & Young as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the audit committee of the Board to fix their remuneration for the year ending December 31, 2023.
7.	To give a general mandate to the Directors of the Company to issue, allot and deal with additional Shares and/or ADSs of the Company not exceeding 20% of the total number of issued Shares of the Company as at the date of passing this resolution (the “Issuance Mandate”).
8.	To give a general mandate to the Directors of the Company to repurchase the Company’s Shares and/or ADSs not exceeding 10% of the total number of issued Shares of the Company as at the date of passing this resolution (the “Repurchase Mandate”).
9.	Conditional upon the passing of resolutions nos. 7 and 8, to extend the Issuance Mandate granted to the Directors of the Company to issue, allot and deal with additional Shares and/or ADSs in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company under the Repurchase Mandate.

Dated this ________________________ day of ______2023.	Signature(Note 7): ________________________

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares of the Company registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3.	Any member of the Company entitled to attend and vote at the meeting is entitled to appoint another person as his/her/its proxy to attend and vote instead of him/her/it. The proxy need not be a member of the Company but must attend the meeting in person to represent the member.

4.	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” here inserted and insert the name and address of the proxy desired in the space provided. A member of the Company who is the holder of two or more shares may appoint more than one proxy to attend and vote on his/her/its behalf at the meeting provided that if more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“✔”) THE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“✔”) THE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING, PLEASE TICK (“✔”) THE BOX MARKED “ABSTAIN”. If no direction is given, your proxy will vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the AGM other than those referred to in the notice convening the AGM. If you mark the box “abstain”, it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution.

6.	All resolutions will be put to vote by way of poll at the meeting. Every member of the Company present in person (in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have one vote for every fully paid share of which he/she/it is the holder. A person entitled to more than one vote on a poll need not use all his/her votes or cast all the votes he/she uses in the same way and in such cases, please state the relevant number of shares in the appropriate box(es) above.

7.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized.

8.	To be valid, this form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed or a certified copy thereof, must be deposited at the Company’s Branch Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding this meeting (i.e. not later than 9:00 a.m. on Wednesday, June 28, 2023) or the adjourned meeting.

9.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names of the joint holders stand in the Register of Members of the Company in respect of the joint holding.

10.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting and, in such event, the form of proxy shall be deemed to be revoked.

11.	We refer to the circular (the “Circular”) and notice of the AGM of the Company dated June 2, 2023. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular and the notice of the AGM. The description of the resolutions is by way of summary only. The full text appears in the notice of the AGM.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the AGM of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorised by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong for the attention of Privacy Compliance Officer.